October 12, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

Attention:  H. Roger Schwall, Assistant Director

Re:	Denbury Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-12935

Dear Mr. Schwall:

On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated September 27, 2011.  For the Staff’s convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).

Form 10-K for Fiscal Year Ended December 31, 2010

Oil and Natural Gas Reserves Estimates, page 21

1.
Please expand your disclosure to comply with all of Item 1203 of Regulation S-K.  Paragraph (b) requires you to disclose the number of proved undeveloped reserves that you converted to proved developed during the year.  Paragraph (c) requires you to discuss the investments and progress you made during the year in converting proved undeveloped reserves to proved developed reserves.

Response:

During 2010, the Company converted 16.5 million barrels of oil equivalent (“MBOE”) of its 79.8 MBOE of proved undeveloped reserves at year-end 2009 to proved developed reserves.  In all future Form 10-K filings, we will disclose the quantities of proved undeveloped reserves converted during the year in Item 1. Oil and Natural Gas Reserve Estimates, together with our discussion of other changes in proved undeveloped reserves which occurred during the year such as the disclosure in our 2010 Form 10-K under that caption: “During 2010, our proved undeveloped oil reserves increased due to tertiary reserve additions at Delhi Field and the acquisition of our Bakken properties as part of the Encore Merger”.

The large majority of our year-end 2009 proved undeveloped reserves which were converted to proved developed reserves during 2010 were located in our West Heidelberg and Tinsley tertiary properties.  As discussed in our 2010 Form 10-K under Item 1. Tertiary Properties, at Heidelberg Field the Company added 19 new injection patterns and expanded the central processing facility, and at Tinsley Field the Company added patterns in the field.  During 2010, the Company spent approximately $123 million to convert proved undeveloped reserves to proved developed reserves.  In future Form 10-K filings, the Company will disclose the capital expenditures made to convert proved undeveloped reserves to proved developed reserves and will include cross-references from our field-level discussions to disclosures surrounding proved undeveloped reserves.

Overview of Tertiary Economics, page 44

2.
You use the term finding and developing cost; however, you do not define how you calculate this cost.  As there is not a standard way to calculate these costs in the industry, please revise your document to disclose how you calculate these costs.

Response:

The Company notes that the discussion of finding and development costs in the Management’s Discussion and Analysis portion of the Form 10-K on page 44 did not cross-reference the defined term “Finding and Development Cost” on page 3 of our Form 10-K, nor was the term capitalized, which would have led the reader to the defined term in the glossary.  In future filings, we will cross-reference any discussion of finding and development costs to the definition in the Form 10-K glossary.

The Company discloses finding and development costs for tertiary operations using CO2 on an inception-to-date basis as part of its analysis of overall economics of its tertiary activities, and how these costs compare to its long-term expectations for these tertiary activities, all as discussed at greater length in the Company’s response, dated June 8, 2009 to Comments No. 1 and 2 in the Staff’s comment letter dated May 22, 2009, covering the topic of finding and development costs.

3.	Please provide support for your statement that your tertiary development costs tend to be lower than those in conventional oil operations.

Response:

The Company’s average future development costs of its tertiary operations for 2010 were $9.06 per BOE, compared to average future development costs of its conventional oil operations of $18.99 per BOE in 2010.  Average future development costs per BOE were calculated for tertiary and conventional proved undeveloped reserves by dividing the expected future capital outlays for each type of operation by the quantity of the proved undeveloped reserves for each type of operation.  Information used in the calculation was obtained from the Company’s December 31, 2010 field and lease-level oil and gas reserve report (SEC case) dated February 8, 2011, prepared by DeGolyer and MacNaughton, an independent registered petroleum engineering firm.  See the summary of DeGolyer and MacNaughton’s report included as Exhibit 99 to the Company’s 2010 Form 10-K.

Exhibit 99

4.
Please obtain and file a new third party engineer report as the current report did not state the purpose of the report nor did it give the date that the report was completed.  Please see paragraphs (8)(i) and (8)(ii) of Item 1202 of Regulation S-K.

Response:

In response to the Staff’s comment, all future third party reserve engineering reports filed as exhibits to the Company’s Form 10-K filings will state that the report was prepared for inclusion in the Company’s SEC filing and will include the date on which the report was completed.

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.  If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.

Sincerely,

/s/  Mark C. Allen

Mark C. Allen
Sr. Vice President and Chief Financial Officer